Exhibit 99.20

FORMATION CAPITAL CORPORATION

(the “issuer”)

Annual and Special General Meeting of Holders of

Common Shares of the Issuer

August 13, 2004

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

General Business		Outcome of Vote
1. Determine the number of Directors at 7		Carried

2. Elect the following nominees as Class III directors of the Issuer for a term not exceeding three years unless they cease to be a director before then:
(a) Mari-Ann Green		Elected
(b) J. Scott Bending		Elected
3. Appoint Deloitte & Touche, Chartered Accountants, as Auditor of the Issuer and the authorization of the directors to fix the Auditor’s remuneration		Carried
		Votes by Poll Ballot
	Outcome	For	Against
Special Business
1. Approve additional private placements	Carried	19,817,644	9,830,560
2. Amend the Issuer’s stock option plan	Carried	19,899,603	9,848,815
3. Amend Shareholder Rights Protection plan	Carried	27,466,463	2,285,955
4. Approve, by special resolution, the Alteration of the Issuer’s Notice of Articles by the removal of the Pre-existing Company Provisions	Carried	27,341,846	2,174,358
5. Approve, by special resolution, the cancelling of the Issuer’s current Articles and the replacement of the Issuer’s Articles with the Articles presented to the Meeting	Carried	28,942,096	563,558